Exhibit 99.1

Mimecast Announces Third Quarter 2018 Financial Results

•	Total revenue of $67.3 million grew 39% yoy on a GAAP basis and 36% in constant currency
•	Added 1,100 new customers. Total customers 29,200 globally
•	Revenue retention rate of 111%
•	Gross profit percentage of 74%
•	GAAP EPS of $(0.05) per diluted share, Non-GAAP EPS of $0.03 per diluted share

Lexington, MA – February 12, 2018 (GLOBE NEWSWIRE) Mimecast Limited (NASDAQ: MIME), a leading email and data security company, today announced financial results for the third quarter ended December 31, 2017.

“I’m very pleased with our high quality customer growth in the third quarter.  Mimecast’s platform of services is appealing to organizations of all sizes seeking to bolster their cyber resilience.” stated Peter Bauer, CEO of Mimecast.

Mimecast’s CFO Peter Campbell noted, “We executed well against our financial targets in the third quarter.  We delivered results that exceeded our revenue guidance and was at the high end of the guided range for adjusted EBITDA.”

Third Quarter 2018 Financial Highlights

•

Revenue: GAAP revenue for the third quarter of 2018 was $67.3 million, an increase of 39% compared to $48.3 million of GAAP revenue in the third quarter of 2017. Revenue on a constant currency basis increased 36% compared to the third quarter of 2017.

•	Customers: Added 1,100 net new customers in the third quarter of 2018. We now serve over 29,200 organizations globally.
•	Revenue Retention Rate: Revenue retention rate was 111% in the third quarter of 2018, consistent with the prior quarter.
•	Gross Profit Percentage: Gross profit percentage was 74% in the third quarter of 2018, up from 73% in the third quarter of 2017.
•	GAAP Net Loss: GAAP net loss was $2.6 million, or $(0.05) per diluted share, based on 57.5 million weighted-average shares outstanding.
•	Adjusted EBITDA: Adjusted EBITDA was $6.7 million, representing an Adjusted EBITDA margin of 10.0%, up from 7.6% in the third quarter of 2017.
•	Non-GAAP Net Income: Non-GAAP net income was $1.6 million, or $0.03 per share, based on 61.2 million diluted shares outstanding.
•

Free Cash Flow and Cash and Investments: Mimecast generated $4.5 million of free cash flow in the third quarter of 2018, up from $2.2 million in the third quarter of 2017. Cash and investments as of December 31, 2017 were $128.9 million.

Reconciliations of the non-GAAP financial measures provided in this press release to their most directly comparable GAAP financial measures are provided in the financial tables included at the end of this press release. An explanation of these measures and how they are calculated is also included below under the heading “Non-GAAP Financial Measures.”

Third Quarter 2018 Business Highlights

•	Sales of Targeted Threat Protection grew rapidly as 1,700 new and existing customers adopted the service in the third quarter. In total, more than 15,100 customers now use the service.
•

A total of 29% of customers used Mimecast in conjunction with Microsoft® Office 365™ during the third quarter compared to 26% in the second quarter of 2018. Approximately 8,600 customers of all sizes have selected Mimecast to enhance their security, archive their data, and to provide uptime assurance for their Office 365 investments.

•

Stephen Ward joined Mimecast’s Board of Directors. Stephen brings more than 20 years of experience in physical security, personal protection, fraud, cybersecurity and technology risk acquired throughout his career in both the private sector and as a special agent with the U.S. Secret Service. Currently he serves as the Chief Information Security Officer at TIAA.
•

Mimecast strengthened its leadership team with the additions of Janet Levesque as Senior Vice President of Systems, Risk and Security and Marc French as Chief Trust Officer and Data Protection Officer.

•	In January 2018, Mimecast opened a new North American Headquarters in Lexington, MA. The 79,000 square foot facility doubles the companies available space in the region.
•	Mimecast was named a top place to work in Massachusetts for 2017 by The Boston Globe.

Business Outlook

Mimecast is providing guidance for the fourth quarter and fiscal year 2018. Additionally, we are introducing a range for 2019 revenue growth.

Fourth Quarter 2018 Guidance:

For the fourth quarter of 2018, constant currency revenue growth is expected to be in the range of 28% to 29% and revenue is expected to be in the range of $71.1 million to $71.8 million. Our guidance is based on exchange rates as of January 31, 2018 and includes a positive impact of $3.9 million related to the weakening of the U.S. dollar compared to the prior year.   Adjusted EBITDA for the fourth quarter is expected to be in the range of $5.4 million to $6.4 million.

Full Year 2018 Guidance:

For the full year 2018, revenue is expected to be in the range of $259.6 million to $260.3 million or 36% growth in constant currency.  Foreign exchange rate fluctuations are positively impacting this guidance by an estimated $4.9 million related to the weakening of the U.S. dollar with respect to the British Pound and the South African Rand versus the prior year. Relative to the prior annual guidance we provided in November, foreign exchange rate fluctuations are positively impacting this guidance by an estimated $3.5 million.   Adjusted EBITDA is expected to be in the range of $23.9 million to $24.9 million.

GAAP net loss is the most comparable GAAP measure to Adjusted EBITDA. Adjusted EBITDA differs from GAAP net loss in that it excludes depreciation and amortization, share-based compensation expense, interest income and interest expense, the provision for income taxes and foreign exchange (expense) income. Mimecast is unable to predict with reasonable certainty the ultimate outcome of these exclusions without unreasonable effort. Therefore, Mimecast has not provided guidance for GAAP net loss or a reconciliation of forward-looking Adjusted EBITDA guidance to GAAP net loss.

Conference Call and Webcast Information

Mimecast will host a conference call to discuss these financial results for investors and analysts at 4:30 pm EDT (UTC-05:00) on February 12, 2018.  To access the conference call, dial (844) 815-2878 for the U.S. and Canada and (615) 800-6885 for international callers and enter conference ID# 1575108. The call will also be webcast live on the investor relations section of the Company’s website http://investors.mimecast.com.  An audio replay of the call will be available two hours after the live call ends by dialing (855) 859-2056 for U.S. and Canada or (404) 537-3406 for international callers, and entering conference ID# 1575108.  In addition, an archive of the webcast will be available on the investor relations section of the company’s website http://investors.mimecast.com.

About Mimecast Limited

Mimecast Limited (NASDAQ: MIME) makes business email and data safer for more than 29,200 customers and millions of employees worldwide. Founded in 2003, the Company’s next-generation cloud-based security, archiving and continuity services protect email, and deliver comprehensive email risk management in a single, fully-integrated subscription service. Mimecast reduces email risk and the complexity and cost of managing the array of point solutions traditionally used to protect email and its data. For customers that have migrated to cloud services like Microsoft® Office 365™, Mimecast mitigates single vendor exposure by strengthening security coverage, combating downtime and improving archiving.

Mimecast and the Mimecast logo are registered trademarks of Mimecast. All other third-party marks and logos contained in this press release are the property of their respective owners.

Safe Harbor for Forward-Looking Statements

Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including, without limitation, the statements relating to Mimecast’s future financial performance on both a GAAP and non-GAAP basis under the heading “Business Outlook” above, may constitute forward-looking statements within the meaning of the Private

Securities Litigation Reform Act of 1995 and other federal securities laws. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “predicts,” “plan,” “expects,” “anticipates,” “believes,” “goal,” “target,” “estimate,” “potential,” “may,” “might,” “could,” “see,” “seek,” “forecast,” and similar words. Mimecast intends all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors detailed in Mimecast’s filings with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, Mimecast’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. Mimecast is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables included below in this press release.

Revenue Constant Currency Growth Rate. We believe revenue constant currency growth rate is a key indicator of our operating results. We calculate revenue constant currency growth rate by translating revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior fiscal period. To determine projected revenue growth rates on a constant currency basis for the fourth quarter and full year 2018, expected revenue from entities reporting in foreign currencies will be translated into U.S. dollars using the comparable prior year period’s monthly average foreign currency exchange rates.

Adjusted EBITDA and Adjusted EBITDA margin. We believe that Adjusted EBITDA and Adjusted EBITDA margin are key indicators of our operating results. We define Adjusted EBITDA as net loss, adjusted to exclude: depreciation and amortization, share-based compensation expense, interest income and interest expense, the provision for income taxes and foreign exchange (expense) income predominantly related to the elimination of intercompany balances. We define Adjusted EBITDA margin as Adjusted EBITDA over revenue in the period.

Non-GAAP net income. We define non-GAAP net income as net loss less share-based compensation expense and the related income tax effects of excluding share-based compensation expense. We consider this non-GAAP financial measure to be a useful metric for management and investors because it excludes the effect of share-based compensation expense and related income tax effects so that our management and investors can compare our recurring core business net results over multiple periods. There are a number of limitations related to the use of non-GAAP net income versus net loss calculated in accordance with GAAP. For example, as noted above, non-GAAP net income excludes share-based compensation expense and related income tax effects. In addition, the components of the costs that we exclude in our calculation of non-GAAP net income may differ from the components that our peer companies exclude when they report their non-GAAP results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP net income and evaluating non-GAAP net income together with net loss calculated in accordance with GAAP.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the acquisition of property and equipment, can be used for strategic opportunities, including investing in our business, and strengthening the balance sheet. Analysis of free cash flow facilitates management’s comparisons of our operating results to competitors’ operating results. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement and in the liquidity and capital resources discussion included in our annual and quarterly reports filed with the Securities and Exchange Commission.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Revenue	$67,272	$48,333	$188,496	$134,154
Cost of revenue	17,728	13,144	49,523	36,860
Gross profit	49,544	35,189	138,973	97,294
Operating expenses
Research and development	10,005	5,889	26,188	15,986
Sales and marketing	31,190	25,336	88,904	69,665
General and administrative	9,478	6,994	26,629	20,047
Total operating expenses	50,673	38,219	141,721	105,698
Loss from operations	(1,129)	(3,030)	(2,748)	(8,404)
Other income (expense)
Interest income	301	164	854	307
Interest expense	(56)	(61)	(156)	(244)
Foreign exchange (expense) income	(864)	(81)	(2,059)	6,734
Total other income (expense), net	(619)	22	(1,361)	6,797
Loss before income taxes	(1,748)	(3,008)	(4,109)	(1,607)
Provision for income taxes	845	362	1,723	1,216
Net loss	$(2,593)	$(3,370)	$(5,832)	$(2,823)

Net loss per ordinary share
Basic and diluted	$(0.05)	$(0.06)	$(0.10)	$(0.05)
Weighted-average number of ordinary shares outstanding:
Basic and diluted	57,505	54,949	56,944	54,625

MIMECAST LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	As of December 31,	As of March 31,
	2017	2017
Assets
Current assets
Cash and cash equivalents	$75,990	$51,319
Short-term investments	52,905	60,347
Accounts receivable, net	53,796	44,358
Prepaid expenses and other current assets	10,269	10,054
Total current assets	192,960	166,078

Property and equipment, net	86,894	32,009
Intangible assets, net	10,279	1,590
Goodwill	5,612	5,363
Other assets	1,564	312
Total assets	$297,309	$205,352

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$5,989	$3,558
Accrued expenses and other current liabilities	28,755	20,713
Deferred revenue	102,740	84,159
Current portion of capital lease obligations	1,180	233
Current portion of long-term debt	187	1,725
Total current liabilities	138,851	110,388

Deferred revenue, net of current portion	16,684	11,189
Long-term capital lease obligations	2,766	245
Construction financing lease obligation	36,776	—
Other non-current liabilities	5,797	1,538
Total liabilities	200,874	123,360

Commitments and contingencies

Shareholders' equity
Ordinary shares, $0.012 par value, 300,000,000 shares authorized; 57,811,668 and 55,901,996 shares issued and outstanding as of December 31, 2017 and March 31, 2017, respectively	694	671
Additional paid-in capital	202,281	183,752
Accumulated deficit	(99,953)	(94,017)
Accumulated other comprehensive loss	(6,587)	(8,414)
Total shareholders' equity	96,435	81,992
Total liabilities and shareholders' equity	$297,309	$205,352

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Operating activities
Net loss	$(2,593)	$(3,370)	$(5,832)	$(2,823)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,719	3,042	12,578	8,703
Share-based compensation expense	3,142	3,641	8,698	7,949
Provision for doubtful accounts	30	33	142	83
Loss (gain) on disposal of fixed assets	1	2	1	(3)
Other non-cash items	27	30	191	66
Unrealized currency loss (gain) on foreign denominated transactions	629	14	1,427	(6,293)
Changes in assets and liabilities:
Accounts receivable	(7,162)	(6,820)	(7,593)	(6,038)
Prepaid expenses and other current assets	1,147	(828)	(627)	509
Other assets	9	1	42	(38)
Accounts payable	(733)	22	760	2,451
Deferred revenue	12,272	9,453	19,717	15,204
Accrued expenses and other liabilities	1,165	609	2,121	2,847
Net cash provided by operating activities	12,653	5,829	31,625	22,617
Investing activities
Purchases of investments	(23,468)	(57,514)	(47,989)	(57,514)
Maturities of investments	16,308	—	54,808	—
Purchases of property, equipment and capitalized software	(8,186)	(3,628)	(21,589)	(13,357)
Payments for acquisitions	(1,381)	(5,574)	(1,381)	(5,574)
Net cash used in investing activities	(16,727)	(66,716)	(16,151)	(76,445)
Financing activities
Proceeds from issuance of ordinary shares	3,084	402	9,520	1,963
Payments on debt	(553)	(1,139)	(1,631)	(3,629)
Payments on capital lease obligations	(227)	—	(416)	—
Net cash provided by (used in) financing activities	2,304	(737)	7,473	(1,666)
Effect of foreign exchange rates on cash	832	(1,015)	1,724	(2,784)
Net (decrease) increase in cash and cash equivalents	(938)	(62,639)	24,671	(58,278)

Cash and cash equivalents at beginning of period	76,928	110,501	51,319	106,140
Cash and cash equivalents at end of period	$75,990	$47,862	$75,990	$47,862

Key Performance Indicators

In addition to traditional financial metrics, such as revenue and revenue growth trends, we monitor several other non-GAAP financial measures and non-financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
	(dollars in thousands)		(dollars in thousands)
Revenue constant currency growth rate (1)	36%	39%	40%	36%
Revenue retention rate (2)	111%	112%	111%	112%
Total customers (3)	29,200	24,900	29,200	24,900
Gross profit percentage	74%	73%	74%	73%
Adjusted EBITDA (1)	$6,732	$3,653	$18,528	$8,248

(1)

Adjusted EBITDA and revenue constant currency growth rates are non-GAAP measures. For a reconciliation of Adjusted EBITDA and revenue constant currency growth rates to the nearest comparable GAAP measures, see “Reconciliation of Non-GAAP Financial Measures” below.

(2)

We calculate our revenue retention rate by annualizing constant currency revenue recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period.

(3)

Reflects the customer count on the last day of the period rounded to the nearest hundred customers. We define a customer as an entity with an active subscription contract as of the measurement date. A customer is typically a parent company or, in a few cases, a significant subsidiary that works with us directly.

Reconciliation of Non-GAAP Financial Measures

The following table presents a reconciliation of revenue growth rate, as reported to revenue constant currency growth rate:

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
	(dollars in thousands)
Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$67,272	$48,333	$188,496	$134,154
Revenue year-over-year growth rate, as reported	39%	30%	41%	28%
Estimated impact of foreign currency fluctuations	(3)%	9%	(1)%	8%
Revenue constant currency growth rate	36%	39%	40%	36%

The following table presents a reconciliation of Net loss to Adjusted EBITDA:

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net loss	$(2,593)	$(3,370)	$(5,832)	$(2,823)
Depreciation and amortization	4,719	3,042	12,578	8,703
Interest (income) expense, net	(245)	(103)	(698)	(63)
Provision for income taxes	845	362	1,723	1,216
Share-based compensation expense	3,142	3,641	8,698	7,949
Foreign exchange expense (income)	864	81	2,059	(6,734)
Adjusted EBITDA	$6,732	$3,653	$18,528	$8,248

The following table presents a reconciliation of Net loss to Non-GAAP net income (in thousands, except per share amounts):

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Reconciliation of Non-GAAP Net Income:
Net loss	$(2,593)	$(3,370)	$(5,832)	$(2,823)
Share-based compensation expense	3,142	3,641	8,698	7,949
Provision for income taxes (1)	1,076	(206)	(731)	(411)
Non-GAAP net income (1)	$1,625	$65	$2,135	$4,715
Non-GAAP net income per ordinary share - basic	$0.03	$0.00	$0.04	$0.09
Non-GAAP net income per ordinary share - diluted	$0.03	$0.00	$0.04	$0.08
Weighted-average number of ordinary shares used in computing Non-GAAP net income per ordinary share:
Basic	57,505	54,949	56,944	54,625
Diluted	61,222	59,755	60,918	58,545

(1)

Non-GAAP net income excludes the impact of excess tax benefits resulting from share option exercises which were recorded on a GAAP basis.  Without the availability of excess tax benefits on a non-GAAP basis, our non-GAAP US tax provision utilizes net operating loss carryforwards to offset current year taxable income. We have not yet completed a full assessment of potential limitations under Section 382 of the Internal Revenue Code of 1986, as amended, and the finalization of a study may result in an adjustment to or limitation on the amount of net operating loss carryforwards we use.

The following table presents a reconciliation of Net cash provided by operating activities to Free Cash Flow (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Reconciliation of Free Cash Flow:
Net cash provided by operating activities	$12,653	$5,829	$31,625	$22,617
Purchases of property, equipment and capitalized software	(8,186)	(3,628)	(21,589)	(13,357)
Free Cash Flow	$4,467	$2,201	$10,036	$9,260

Share-based compensation expense for the three and nine months ended December 31, 2017 and 2016 (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Cost of revenue	$344	$730	$786	$1,201
Research and development	663	735	1,946	1,468
Sales and marketing	1,195	1,531	3,265	3,637
General and administrative	940	645	2,701	1,643
Total share-based compensation expense	$3,142	$3,641	$8,698	$7,949

Revenue Constant Currency Growth Rate reconciliation (dollars in millions):

	Three months ended December 31,			Nine months ended December 31,
	2017	2016	% Change	2017	2016	% Change
Total revenue as reported	$67.3	$48.3	39%	$188.5	$134.2	41%
Estimated impact of foreign currency fluctuations			(3)%			(1)%
Total revenue constant currency growth rate			36%			40%

Exchange rate for period
USD	1.000	1.000		1.000	1.000
GBP	1.328	1.244		1.305	1.331
ZAR	0.073	0.072		0.075	0.070
AUD	0.769	0.749		0.770	0.751

Mimecast Social Media Resources

-	LinkedIn: Mimecast
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-	Twitter: @Mimecast
-	Blog: Challenging Complexity

Press Contact

Alison Raymond Walsh
Press@Mimecast.com
617-393-7126

Investor Contact

Robert Sanders

Investors@Mimecast.com

617-393-7074